Exhibit 99.1

Regulated Information Inside Information

Celyad Oncology Announces Voluntary Pause of CYAD-101-002 Phase 1b Trial

Mont-Saint-Guibert, Belgium – Celyad Oncology SA (Euronext & Nasdaq: CYAD) (the “Company”), a clinical-stage biotechnology company focused on the discovery and development of chimeric antigen receptor T cell (CAR T) therapies for cancer, today announced it has taken the decision to voluntarily pause the CYAD-101-002 (KEYNOTE-B79) Phase 1b trial (NCT04991948).

The CYAD-101-002 trial is part of a collaboration with MSD, a tradename of Merck & Co., Inc., Kenilworth, NJ, USA, through a subsidiary. The trial is evaluating the Company’s TCR Inhibitory Molecule (TIM)-based allogeneic NKG2D CAR T cell investigational therapy CYAD-101 administered concurrently with FOLFOX chemotherapy, followed by MSD’s anti-PD-1 therapy, KEYTRUDA® (pembrolizumab), in patients with refractory metastatic colorectal cancer.

The Company has received reports of two fatalities that presented with similar pulmonary findings. With a clear focus on patient safety and an overriding sense of caution, the Company has decided to voluntarily pause dosing and enrollment of patients in the CYAD-101-002 trial in order to investigate these events. The Company is currently investigating these reports and evaluating any similar events in additional patients treated on study. The Company is informing regulatory agencies, which may require additional actions of the Company. The Company expects to provide additional updates on the trial in the near future.

“Our primary commitment is to maintain patient safety, which is why we decided to place the trial on hold while we investigate these events,” said Filippo Petti, Chief Executive Officer of Celyad Oncology. “We are working diligently to better understand these events. In twenty-five patients previously treated with CYAD-101 in the alloSHRINK Phase 1 trial, which evaluated the TIM-based investigational candidate for the treatment of advanced mCRC, no-dose limiting toxicities were reported. Lastly, we anticipate no impact on our shRNA-based candidates, including CYAD-211 currently under investigation for the treatment of multiple myeloma.”

About Celyad Oncology SA

Celyad Oncology SA is a clinical-stage biotechnology company focused on the discovery and development of chimeric antigen receptor T cell (CAR T) therapies for cancer. The Company is developing a pipeline of allogeneic (off-the-shelf) and autologous (personalized) CAR T cell therapy candidates for the treatment of both hematological malignancies and solid tumors. Celyad Oncology was founded in 2007 and is based in Mont-Saint-Guibert, Belgium and New York, NY. The Company has received funding from the Walloon Region (Belgium) to support the advancement of its CAR T cell therapy programs. For more information, please visit www.celyad.com.

Forward-looking statements

This release may contain forward-looking statements, within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding: the KEYNOTE-B79 trial and timing for providing additional updates on the KEYNOTE-B79. Forward-looking statements may involve known and unknown risks and uncertainties which might cause actual results, financial condition, performance or achievements of Celyad Oncology to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties can be found in Celyad Oncology’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in the latest Annual Report on Form 20-F filed with the SEC and subsequent filings and reports by Celyad Oncology. These forward-looking statements speak only as of the date of publication of this document and Celyad Oncology’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad Oncology expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Celyad Oncology SA | Rue Édouard Belin 2, 1435 Mont-Saint-Guibert, Belgium | +32 10 39 41 00

Investor and Media Contacts:

Sara Zelkovic

Communications & Investor Relations Director

Celyad Oncology

investors@celyad.com

Daniel Ferry

Managing Director

LifeSci Advisors, LLC

daniel@lifesciadvisors.com

Source: Celyad Oncology SA